SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2009
Commission File Number 1-11412
BRILLIANCE CHINA AUTOMOTIVE
HOLDINGS LIMITED
(Translation of Registrant’s Name Into English)
Suites 1602-05, Chater House, 8 Connaught Road, Central
Hong Kong, Special Administrative Region of the P.R.C.
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐                    No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐                    No ☑

SIGNATURE
EXHIBIT INDEX
EX-99.1 ANNOUNCEMENT DATED JANUARY 13, 2009

     Brilliance China Automotive Holdings Limited (the “Registrant”) is furnishing under the cover of Form 6-K:
99.1:	Announcement, dated January 13, 2009, regarding the results of the special general meeting of the shareholders of the Registrant with respect to resolutions concerning the subscription by a connected person for the Registrant’s shares and the related application by the connected person for a waiver from Rule 26 of the Takeover Code.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
By:	/s/ Xiaoan Wu
	Name:	Xiaoan Wu
	Title:	Chairman

Date: January 14, 2009

EXHIBIT INDEX

Exhibit	Description

99.1:	Announcement, dated January 13, 2009, regarding the results of the special general meeting of the shareholders of the Registrant with respect to resolutions concerning the subscription by a connected person for the Registrant’s shares and the related application by the connected person for a waiver from Rule 26 of the Takeover Code.

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